Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

August 8, 2025

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Stellus Private Credit BDC Form 10-K (File No. 814-01475)

Dear Mr. Ellington:

On behalf of Stellus Private Credit BDC (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 18, 2025 regarding the Company’s annual report on the Form 10-K for the fiscal year ended December 31, 2024, (the “Annul Report”) as filed with the SEC on March 6, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Annual Report.

1.	Please explain in correspondence why the audit opinion provided by Deloitte does not include the statement that the audit procedures included confirmation of securities at the balance sheet date and describe whether this procedure was completed by the auditor. See section 30(g) of the Investment Company Act of 1940, as amended, and Dear CFO Item 2019-01. Additionally, please confirm and ensure that future audit opinions will include language that states the audit procedures include confirmation of securities.

Response: The Company respectfully advises the Staff that the Independent Registered Public Accounting Firm’s audit procedures included confirmations of securities owned, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, the Independent Registered Public Accounting Firm performed other auditing procedures. The Company confirms that future audit opinions will include language that states the audit procedures include confirmation of securities.

2.	Please disclose in a footnote to the Schedule of Investments that the value of each investment was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and confirms that in the future it will include a footnote to the Schedule of Investments that the value of each investment was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

3.	Please confirm in correspondence that the Company’s unfunded commitments are fair valued in accordance with ASC 820.

Response: The Company respectfully advises the Staff that the Company evaluated the fair value of the Company’s unfunded commitments as of December 31, 2024, and determined that the unfunded commitments were not material. The Company respectfully confirms that there is no impact on the Company’s liquidity to cover the unfunded commitments. The Company undertakes to fair value the unfunded commitments in accordance with ASC 820 in the future.

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Ken Ellington, Staff Accountant August 8, 2025 Page 2

4.	The Financial Highlights disclose total return based on the market value but it appears that the Company is non-traded so the total return should be based on the net asset value. Please explain why the total return is based on the market value or revise.

Response: The Company acknowledges the Staff’s comment and confirms that the Company’s presentation on the total return in the Financial Highlights is based on the net asset value of the Company. The Company will include a correct reference to its net asset value rather than market value in the Financial Highlights table included in the Company’s next quarterly report on the Form 10-Q.

5.	Please confirm whether or not any of the loans that the Company holds are covenant lite loans, the extent of the covenant lite loans, and if the risks are adequately disclosed.

Response: The Company acknowledges the Staff’s comment and confirms that the Company does not generally invest in covenant lite loans.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Private Credit BDC Todd Huskinson, Stellus Private Credit BDC